CHELSEA ANNOUNCES FILING OF FIRST QUARTER 2016 FINANCIAL STATEMENTS AND MD&A

Calgary, Alberta, Canada, May 30, 2016 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCBB: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three month period ended March 31, 2016 and 2015 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

About Chelsea Oil & Gas Ltd.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.0 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil and 1 gas discovery with independently evaluated reserves and significant resource potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to $400 million in the next 3 years on immediately offsetting lands.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com